Exhibit 12.1

NAVIENT CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

(Dollars in millions)

	Years Ended December 31,					Six Months Ended Jun 30,
	2012	2013	2014	2015	2016	2016	2017
Income (loss) from continuing operations before income taxes	$1,437	$2,087	$1,818	$1,580	$1,108	$489	$313
Add: Fixed charges	2,565	2,213	2,066	2,077	2,445	1,167	1,396

Total earnings	$4,002	$4,300	$3,884	$3,657	$3,553	$1,656	$1,709

Interest expense	$2,561	$2,210	$2,063	$2,074	$2,441	$1,165	$1,394
Rental expense, net of income	4	3	3	3	4	2	2

Total fixed charges	2,565	2,213	2,066	2,077	2,445	1,167	1,396
Preferred stock dividends	31	31	10	—	—	—	—

Total fixed charges and preferred stock dividends	$2,596	$2,244	$2,076	$2,077	$2,445	$1,167	$1,396

Ratio of earnings to fixed charges(1)	1.56	1.94	1.88	1.76	1.45	1.42	1.22

Ratio of earnings to fixed charges and preferred stock dividends(1)	1.54	1.92	1.87	1.76	1.45	1.42	1.22

(1)	For purposes of computing these ratios, earnings represent income (loss) from continuing operations before income tax expense plus fixed charges. Fixed charges represent interest expensed and capitalized plus one-third (the proportion deemed representative of the interest factor) of rents, net of income from subleases.